

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

November 8, 2007

Mr. Patrick McGowan
Chief Financial Officer
MIV Therapeutics, Inc.
1-8765 Ash St.
Vancouver, B.C. Canada V6P 6T3

> **Re:** **MIV Therapeutics, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 8, 2007**
> **File 000-30453**

Dear Mr. McGowan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated October 23, 2007 and filed November 8, 2007

1. We assume you filed the Form 8-K on November 8, 2007 in response to our letter dated November 6, 2007. Please note: the Item 4.02 Form 8-K should have been filed within four business days after the company concluded that the prior financial statements should not be relied upon. Form 8-K Rule B1.

2. We refer to the next to last paragraph. Please file an amendment to indicate the date on which the company reached a conclusion that the financial statements in the company's Form 10-QSB for the period ended February 28, 2007 were not to be relied upon. Form 8-K Item 4.02(a)(1).

3. We note the date of the report on the face page of the Form 8-K is October 23, 2007. Please note parenthetically in your amended report the date of earliest event reported, which would be the date the company concluded regarding the non-reliance of the financial statements in the company's Form 10-QSB for the period ended February 28, 2007.

4. Please include the statement of acknowledgement, as indicated below, in your response to this letter.

         As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at 202 551-3618 or Angela J. Crane, Accounting Branch Chief at 202 551-3554. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

Dennis C. Hult
Staff Accountant